UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of August, 2009

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 10, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary

TARO PHARMACEUTICAL INDUSTRIES LTD.

14 Hakitor Street
Haifa Bay 26110, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

August 10, 2009

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on September 14, 2009, at 8:00 a.m. (Israel time), at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel, to update shareholders on the status of the Company’s financial statements for 2006-2008. This Meeting is being held following receipt of a request by Franklin Templeton Investments.

Shareholders of record at the close of business on August 24, 2009, are entitled to notice of, and to attend, the Meeting and are cordially invited to attend.

By Order of the Board of Directors,

Barrie Levitt, M.D.
Chairman of the Board of Directors